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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.)

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement
[ ] **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to §240.14a-12

MAXXAM INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of this filing.

1) Amount Previously Paid:

2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed:



April 25, 2006

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of MAXXAM Inc. to be held at 8:30 a.m. on Wednesday, May 24, 2006, at Four Oaks Place, First Floor Auditorium, 1330 Post Oak Boulevard, Houston, Texas.

Although you may presently plan to attend the Annual Meeting, we urge you to indicate your approval in the spaces provided on the enclosed proxy card by voting "FOR" the election of the directors named in the attached proxy statement. Please then date, sign and promptly return the proxy card in the enclosed envelope. Even if you have previously mailed a proxy card, you may vote in person at the Annual Meeting by following the procedures described in the attached Proxy Statement.

We look forward to seeing you at the Annual Meeting.

CHARLES E. HURWITZ
Chairman of the Board and
Chief Executive Officer

MAXXAM INC.
1330 Post Oak Boulevard, Suite 2000
Houston, Texas 77056

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 24, 2006

The Annual Meeting of Stockholders of MAXXAM Inc. (the "Company") will be held on Wednesday, May 24, 2006, at Four Oaks Place, First Floor Auditorium, 1330 Post Oak Boulevard, Houston, Texas, at 8:30 a.m., local time, for the following purposes:

1.　　To elect five directors to serve on the Board of Directors of the Company, three of whom will be elected by the holders of Common Stock, voting separately as a class, to hold office until the 2007 annual meeting or until their successors are elected and qualified, and two of whom will be elected by holders of Common Stock and Class A $.05 Non-Cumulative Participating Convertible Preferred Stock, voting together as a single class, to hold office until the 2009 annual meeting or until their successors are elected and qualified; and

2.　　To transact such other business as may properly come before the Annual Meeting.

Stockholders of record as of the close of business on March 31, 2006, are entitled to notice of and to vote at the Annual Meeting. A list of stockholders will be available for inspection at the offices of the Company, 1330 Post Oak Boulevard, Suite 2000, Houston, Texas, during normal business hours beginning May 10, 2006 and continuing through the Annual Meeting.

By Order of the Board of Directors

BERNARD L. BIRKEL
Secretary

April 25, 2006

IMPORTANT

To assure that your shares are represented at the Annual Meeting, please complete, date and sign the enclosed proxy card. Return it promptly in the enclosed envelope provided for your convenience and which requires no postage if mailed in the United States. Any stockholder of record who attends the Annual Meeting may vote personally on all matters brought before the Annual Meeting by following the procedures described in the attached Proxy Statement. In that event, your proxy will not be used.

MAXXAM INC.

PROXY STATEMENT
for
ANNUAL MEETING OF STOCKHOLDERS

This proxy statement (the **"Proxy Statement"**) is furnished to stockholders in connection with the solicitation by the Board of Directors of MAXXAM Inc. (the **"Company"** or **"MAXXAM"**), a Delaware corporation, of proxies for use at the Company's Annual Meeting of Stockholders (the **"Annual Meeting"**) to be held at 8:30 a.m. on May 24, 2006, and any adjournments or postponements thereof, at the time and place and for the purposes set forth in the accompanying notice of Annual Meeting. The principal executive offices of the Company are located at 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056, telephone (713) 975-7600.

This Proxy Statement, the accompanying proxy card and the Notice of Annual Meeting of Stockholders are being mailed, commencing on or about April 25, 2006, to the stockholders of record as of the close of business on March 31, 2006 (the **"Record Date"**). Only holders of record of the 5,967,942 shares of Common Stock (the **"Common Stock"**) and the 668,119 shares of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (the **"Preferred Stock,"** and together with the Common Stock, the **"Capital Stock"**) of the Company outstanding as of the Record Date are entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote and each share of Preferred Stock is entitled to ten votes on matters on which they may vote. At the Annual Meeting, the holders of Common Stock, voting separately as a class, are entitled to elect three members of the Company's Board of Directors (sometimes referred to herein as the **"Board"**), and the holders of Common Stock and Preferred Stock, voting together as a single class, are entitled to elect one member of the Board.

We cordially invite you to attend the Annual Meeting. Whether or not you plan to attend, please complete, date, sign and promptly return the enclosed proxy card in the envelope included herewith. The persons authorized to act as proxies at the Annual Meeting, individually or jointly, as listed on the proxy card, are Bernard L. Birkel, M. Emily Madison and John H. Karnes. You may revoke your proxy at any time prior to its exercise at the Annual Meeting by notice to the Company's Secretary, by filing a later-dated proxy, or by voting your shares in person at the Annual Meeting. Proxies will be voted in accordance with the directions specified thereon or, in the absence of instructions, "FOR" the election of the nominees to the Board named in this Proxy Statement.

All stockholders as of the Record Date, or their duly appointed proxies, may attend the meeting. Seating, however, is limited. Admission to the meeting will be on a first-come, first-served basis. Registration is expected to begin at approximately 8:00 a.m. Cameras, recording equipment, communication devices or other similar equipment will not be permitted in the meeting room without the prior written consent of the Company. In addition, posters, placards or other signs or materials may not be displayed inside the meeting facility. The meeting will be conducted in accordance with certain rules and procedures established by the Company, which will be available or announced at the Annual Meeting.

In order to expedite your admission to the Annual Meeting, we suggest that you pre-register by completing the Pre-Registration Form set forth on the back cover page of this Proxy Statement and sending it by facsimile to (877) 377-1700 before 5:00 p.m., Houston time, on May 19, 2006. Persons who pre-register will be required to verify their identity at the registration table with a driver's license or other appropriate identification bearing a photograph. The Company may in its discretion admit appropriately credentialed members of the media.

PLEASE NOTE THAT IF YOU HOLD YOUR SHARES IN "STREET NAME" (THAT IS, THROUGH A BROKER, BANK OR OTHER NOMINEE), YOU WILL NEED TO BRING A COPY OF A BROKERAGE OR SIMILAR STATEMENT REFLECTING YOUR STOCK OWNERSHIP AS OF THE RECORD DATE. ALL STOCKHOLDERS, OR THEIR DULY APPOINTED PROXIES, WILL BE REQUIRED TO CHECK IN AT THE REGISTRATION DESK PRIOR TO THE ANNUAL MEETING. ALL STOCKHOLDERS, REGARDLESS OF THEIR FORM OF OWNERSHIP, AND ALL PROXIES WILL ALSO BE REQUIRED TO VERIFY THEIR IDENTITY WITH A DRIVER'S LICENSE OR OTHER APPROPRIATE IDENTIFICATION BEARING A PHOTOGRAPH.

The Company's Transfer Agent is American Stock Transfer & Trust Company. All communications concerning accounts of stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of stock and similar issues, may be handled by contacting them at (800) 937-5449 or via the Internet at www.amstock.com.

The presence, in person or by proxy, of the holders of shares of Capital Stock entitled to cast a majority of the votes entitled to be cast at the Annual Meeting is required to constitute a quorum for the transaction of business at the Annual Meeting. Under applicable Delaware law, abstentions, broker non-votes (i.e., shares held in street name as to which the broker, bank or other nominee has no discretionary power to vote on a particular matter and has received no instructions from the persons entitled to vote such shares) and withhold authority designations are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Directors are elected by a plurality of votes. Votes for directors may be cast in favor or withheld; votes that are withheld or broker non-votes will be excluded entirely from the vote and will have no effect on the outcome. Abstentions may not be specified in the election of directors. A stockholder may, with respect to each other matter specified in the notice of the meeting, (i) vote "FOR," (ii) vote "AGAINST" or (iii) "ABSTAIN" from voting. See the description of specific proposals for the vote required to adopt each such proposal. Shares represented by proxies that are marked "abstain" on such matters and proxies relating to broker non-votes will not be treated as shares voting and therefore will not affect the outcome of the vote on such matters.

PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD. RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED. IF YOUR SHARES ARE REGISTERED IN THE NAME OF A BROKER, BANK OR OTHER NOMINEE, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT HIM OR HER TO VOTE THE PROXY CARD AS SOON AS POSSIBLE. IF YOU PLAN TO ATTEND THE ANNUAL MEETING TO VOTE IN PERSON AND YOUR SHARES ARE REGISTERED IN THE NAME OF A BROKER, BANK OR OTHER NOMINEE, YOU MUST OBTAIN A PROXY FROM SUCH NOMINEE ASSIGNING VOTING RIGHTS TO YOU.

TABLE OF CONTENTS

ELECTION OF DIRECTORS

The Company's Restated Certificate of Incorporation provides for three classes of directors (excluding the directors elected by the holders of Common Stock, as discussed below) having staggered terms of office, with directors of each class to be elected by the holders of the Company's Common Stock and Preferred Stock, voting together as a single class, for terms of three years and until their respective successors have been duly elected and qualified (**"General Directors"**). The Company's Restated Certificate of Incorporation also provides that so long as any shares of the Preferred Stock are outstanding, the holders of Common Stock, voting as a class separately from the holders of any other class or series of stock, are entitled to elect the greater of (i) two directors, or (ii) that number of directors which constitutes 25% of the total number of directors (rounded up to the nearest whole number) to be in office subsequent to such annual meeting (**"Common Directors"**). The Board has designated three out of its seven directors as Common Director nominees. Common Directors serve one-year terms.

Five directors will be elected at the Annual Meeting. The Company's three nominees for Common Director are Robert J. Cruikshank, Stanley D. Rosenberg and Michael J. Rosenthal (to hold office until the 2007 annual meeting). J. Kent Friedman and Ezra G. Levin have each been nominated by the Company to stand for election as a General Director (to hold office until the 2009 annual meeting). Each nominee is currently a member of, and has extensive experience on, the Board and in other board and business positions. See "Executive Officers and Directors" and "Principal Stockholders" for information concerning each of the nominees and other directors, including the dates on which they first became directors, their business experience during the past five years and the number of shares of the Company's Common Stock and Preferred Stock beneficially owned by each of them as of the Record Date. Each of these nominees has consented to serve as a member of the Board if elected.

The persons named on the enclosed proxy card will vote the shares of Common Stock and Preferred Stock represented thereby for the election of these nominees, except where authority has been withheld as to a particular nominee or as to all such nominees. Should any of these nominees decline or be unable to serve as a director of the Company, which is not anticipated, the persons named on the enclosed proxy card will vote for the election of such other person, if any, as the Board may recommend.

The Board of Directors recommends a vote "FOR" the election of Messrs. Cruikshank, Rosenberg and Rosenthal as Common Directors and Messrs. Friedman and Levin as General Directors of the Company.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board held seven meetings and acted by written consent on six occasions during 2005. In addition, management confers frequently with directors on an informal basis to discuss Company affairs. During 2005, no director attended fewer than 75% of the aggregate number of meetings of the Board and the committees of the Board on which he served. The Company encourages all of its directors to attend the Annual Meeting and to facilitate this, schedules a Board meeting in conjunction with the Annual Meeting. All of the directors attended the annual meeting last year.

The Board has the following standing committees: Executive, Audit, Conflicts and Compliance, Compensation Policy, and Section 162(m) Compensation. The Board does not have a standing nominating committee nor does it have any committee performing a similar function. See "–Nomination Process" for further information. The Executive Committee meets on call and has authority to act on most matters during the intervals between meetings of the entire Board. Mr. Levin, Charles E. Hurwitz (Chairman) and Paul N. Schwartz served on this committee during 2005. The Executive Committee did not meet or act by written consent during 2005.

The Audit Committee serves as an independent and objective party to oversee the integrity of the Company's accounting and financial reporting processes and internal control system, including the Company's system of internal controls regarding financial reporting and accounting that management and the Board have established. Consistent with such function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels. The Company's independent accountants report directly to the Audit Committee, which selects, sets compensation for, and evaluates the performance and independence of the Company's independent accountants. The Audit Committee also fosters an open avenue of communication among senior management, the independent accountants and the Board. The Audit Committee has adopted a written charter. Messrs. Rosenthal (Chairman), Cruikshank and Rosenberg served as members of this committee during 2005. The Audit Committee met on five occasions during 2005 and acted by written consent on three occasions. The Company has determined that each member of the Audit Committee is "independent" within the meaning of the current requirements of the American Stock Exchange (**"AMEX"**). In addition, the Board has determined that Mr. Cruikshank is an "audit committee financial expert" within the meaning of Regulation S-K, Item 401(h). See also "Report of the Audit Committee" below.

The Conflicts and Compliance Committee (the **"Conflicts Committee"**) (i) ensures that appropriate policies with regard to employee conduct pursuant to legal and ethical business standards are formulated, maintained, periodically reviewed and properly implemented and enforced, (ii) reviews possible conflicts of interest, and (iii) establishes, maintains, governs and enforces policies regarding sensitive payments, insider trading with regard to the Company's equity securities and similar policies. Messrs. Rosenberg (Chairman), Cruikshank, Friedman, Levin and Rosenthal served as members of the Conflicts Committee during 2005, which met on two occasions during the year and did not act by written consent. See also "Code of Conduct."

The Compensation Policy Committee (the **"Policy Committee"**) reviews and approves proposals concerning (i) the establishment or change of benefit plans, or material amendments to existing benefit plans, and (ii) salaries or other compensation, including payments awarded pursuant to bonus and benefit plans maintained by the Company and its subsidiaries (excluding Kaiser Aluminum Corporation (**"Kaiser"**) and Kaiser Aluminum & Chemical Corporation (**"KACC"**)), to all executive officers and other employees of the Company and its non-Kaiser subsidiaries. However, the Policy Committee is not responsible for the matters specified in the following paragraph. Messrs. Levin (Chairman), Cruikshank, Rosenberg and Rosenthal served as members of this committee during 2005. The Policy Committee met on nine occasions during 2005 and did not act by written consent.

The Board is responsible for administering and amending the MAXXAM 1994 Non-Employee Director Stock Plan, as amended and restated in 2004 (the **"Director Plan"**). The Section 162(m) Compensation Committee (the **"162(m) Committee"**) has the authority to administer and make amendments to the Executive Bonus Plan, as amended and restated in 2003 (the **"Executive Plan"**), the MAXXAM 2002 Omnibus Employee Incentive Plan (the **"2002 Omnibus Plan"**), and the MAXXAM 1994 Omnibus Employee Incentive Plan (the **"1994 Omnibus Plan"**). The Section 162(m) Committee also establishes criteria to be used in determining awards to be made pursuant to the Executive Plan, while retaining the right to reduce any such awards through its power of negative discretion, and approves awards made pursuant to the 2002 Omnibus Plan. The 162(m) Committee would also have the authority noted above with respect to any future plans or programs, if any, as are intended to comply with the provisions of Section 162(m) of the Internal Revenue Code (the **"Code"**). Messrs. Cruikshank (Chairman), Rosenberg and Rosenthal served as members of this committee. During 2005, this committee held seven meetings and acted by written consent on one occasion.

Director Compensation

The non-employee directors of the Company (Messrs. Cruikshank, Levin, Rosenberg and Rosenthal) each received a fee of $36,000 for the 2005 calendar year. Non-employee directors were also entitled to receive an annual fee of $1,500 for each Board committee they chaired and $1,000 for each Board committee on which they served as a member. Further, non-employee directors received $1,500 per day for each meeting attended in person and not held in conjunction with a regularly scheduled Board meeting, and $1,500 for each formal telephonic meeting not held in conjunction with a regularly scheduled Board meeting. Messrs. Cruikshank, Levin, Rosenberg and Rosenthal earned an aggregate of $61,000, $47,000, $52,500 and $59,500, respectively, in director and committee fees for 2005. Directors were reimbursed for travel and other disbursements relating to Board and committee meetings. Employee directors of the Company do not receive fees for their Board service. Directors of the Company who also served as directors of Kaiser and KACC, receive from Kaiser and KACC additional director or committee fees and are reimbursed by Kaiser and KACC for expenses pertaining to their services in such capacities. Messrs. Cruikshank, Charles E. Hurwitz and Levin earned $87,500, $59,000, and $96,500, respectively, for director and committee fees from Kaiser and KACC for their 2005 service. Messrs. Levin and Rosenthal earned additional fees for 2005 in the amounts of $36,000 and $30,484, respectively, for serving as a director of The Pacific Lumber Company (**"Pacific Lumber"**), a wholly owned subsidiary of the Company engaged in forest products operations. Mr. Levin earned $19,000 for his 2005 service on the Board of Managers of Pacific Lumber's wholly owned subsidiary, Scotia Pacific Company LLC (**"Scotia LLC"**).

All non-employee directors are eligible to participate in a deferred compensation program. By executing a deferred fee agreement, a non-employee director may defer all or part, in 25% increments, of the director's fees owed by the Company for his service in such capacity for any calendar year. The designated percentage of deferred fees are credited to a book account as of the date such fees would have been paid to the director and are deemed "invested" in two investment choices, again in 25% increments, of phantom shares of the Company's Common Stock and/or in an account bearing interest calculated using one-twelfth of the sum of the prime rate on the first day of each month plus 2%. Deferred director's fees, including all earnings credited to the book account, are paid in cash to the director or beneficiary as soon as practicable following the date the director ceases for any reason to be a member of the Board, either in a lump sum or in a specified number of annual installments not to exceed ten, at the director's election. Mr. Levin is the only director who has elected to defer any of his director's fees, with all of such fees having been deferred from September 1994 through December 2003 and one-half of such fees being deferred commencing in January 2004.

Non-employee directors are also eligible to participate in the Director Plan. Messrs. Cruikshank, Levin, Rosenberg and Rosenthal each received options to purchase 600 shares of the Company's Common Stock on May 26, 2005, at an exercise price of $22.58 per share.

Policy Committee Interlocks and Insider Participation

No person who served on the Policy Committee or the 162(m) Committee during 2005 was an officer or employee of the Company or any of its subsidiaries at any time during 2005, nor was any of such persons formerly an officer of the Company or any of its subsidiaries; however, the law firm of Kramer Levin Naftalis & Frankel LLP, of which Mr. Levin is a member, provided legal services for the Company and its subsidiaries during 2005 (the revenues from such services accounting for less than 1% of such firm's revenues in 2005).

During the Company's 2005 fiscal year, no executive officer of the Company served as (i) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Policy Committee or the 162(m) Committee, (ii) a director of another entity, one of whose executive officers served on the Policy Committee or the 162(m) Committee, or (iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director of the Company.

Nomination Process

The Company is a "controlled company" as such term is defined in the rules of the AMEX (due to the ownership of Charles E. Hurwitz) and does not have a standing nominating committee as it believes this is unnecessary. The Company's Board of Directors is not particularly large and believes it is sufficient to rely on the expertise of the Board as a whole in choosing its director candidates. The Company's directors are familiar with each other as they have served on the Board for several years. Each of the directors is also highly experienced and knowledgeable in board and business affairs. The nominees named in this proxy statement were unanimously recommended by the full Board for submission to the stockholders as the Company's nominees. Should the Company or the Board determine in the future that additional or other Board nominees are advisable, it is likely that a variety of sources would be consulted for possible candidates, including the directors of the Company, various advisors to the Company, and possibly one or more director search firms. Appropriate consideration also would be given to nominees for director suggested by stockholders of the Company. The process by which a stockholder of the Company may suggest a nominee for director of the Company can be found under "Stockholder Proposals for the 2007 Annual Meeting."

Code of Conduct

All of the Company's employees, officers (including senior executive, financial and accounting officers) and directors are held accountable for adherence to the Company's Code of Business Conduct and related compliance manuals (collectively, the **"Code of Conduct"**). The Code of Conduct is intended to promote compliance with applicable governmental laws and regulations and help assure adherence to the highest ethical standards of conduct and that persons subject to the Code of Conduct act as responsible citizens. The Code of Conduct covers a variety of areas, including conflicts of interest, financial reporting and disclosure and internal controls, protection of Company assets and confidentiality, antitrust requirements, political participation, protection of the environment, insider trading, and discrimination and harassment. Employees have an obligation to promptly report any known or suspected violation of the Code of Conduct and retaliation is prohibited.

Copies of the Code of Conduct may be obtained by any stockholder upon request without charge by writing to MAXXAM Inc., c/o Corporate Secretary, 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information as of the Record Date (unless otherwise indicated), with respect to the executive officers, directors and director nominees of the Company. All officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

Name	Positions and Offices with the Company
Charles E. Hurwitz	Chairman of the Board and Chief Executive Officer
J. Kent Friedman	Vice Chairman of the Board and General Counsel
Paul N. Schwartz[1]	Director, President and Chief Financial Officer
John H. Karnes	Executive Vice President
M. Emily Madison	Vice President, Finance
Bernard L. Birkel	Secretary
Robert J. Cruikshank	Director
Shawn M. Hurwitz[1]	Director
Ezra G. Levin	Director
Stanley D. Rosenberg	Director
Michael J. Rosenthal	Director

Charles E. Hurwitz. Mr. Hurwitz, age 65, has served as a member of the Board and the Executive Committee of the Company since August 1978 and was elected as Chairman of the Board and Chief Executive Officer of the Company in March 1980. He also served the Company as President from January 1993 to January 1998 and again assumed the role of President upon Mr. Schwartz's retirement. Mr. Hurwitz is the President and Director of Giddeon Holdings, Inc., a principal stockholder of the Company that is primarily engaged in the management of investments (**"Giddeon Holdings"**). Mr. Hurwitz has also been, since May 1982, Chairman of the Board of MAXXAM Group Inc. (**"MGI"**), a wholly owned subsidiary of the Company which is engaged in forest products operations. He has served as a director of Kaiser since October 1988, and KACC since November 1988. Mr. Hurwitz is the father of Shawn M. Hurwitz, who was recently appointed a director and co-Vice Chairman of the Company (see below).

J. Kent Friedman. Mr. Friedman, age 62, was elected a director and appointed Vice Chairman of the Company in May 2000, and has served as General Counsel of the Company since December 1999. Mr. Friedman is a nominee for election as a General Director of the Company to serve until the 2009 meeting. He served as Acting General Counsel of the Company from March 1998 until his appointment as General Counsel. Mr. Friedman was a partner in Mayor, Day, Caldwell & Keeton, L.L.P., a Houston law firm, from 1982 through December 1999, and he was the Managing Partner of that firm from 1982 through 1992. He has also served since September 1999 as a director of Pacific Lumber and on the Board of Managers of Scotia LLC. In addition, he has served as a director of MGI since May 2000. From December 1999 until February 2002, Mr. Friedman also served as Senior Vice President and General Counsel of Kaiser and KACC. Mr. Friedman also serves as Vice Chairman of the Board of the Harris County-Houston Sports Authority and is President of the Mickey Leland Kibbutzim Internship

---

[1] Mr. Schwartz retired on April 18, 2006. Mr. Shawn Hurwitz replaced him as Director.

Foundation. He previously served as Co-Chairman of the Greater Houston Inner City Games (1998 to 2003), a member of the Board of Regents of Texas Southern University (1987 to 1990) and as a member of the Executive Committee of the Board of Directors of the Houston Symphony (1984 to 1999).

Paul N. Schwartz. Mr. Schwartz, age 59, retired from the Company on April 18, 2006. Mr. Schwartz served as a director and President of the Company from January 1998, and as Chief Financial Officer of the Company from January 1995, until his retirement. He previously served as Executive Vice President of the Company from January 1995 until January 1998, Senior Vice President—Corporate Development of the Company from June 1987 until December 1994, and Vice President—Corporate Development of the Company from July 1985 to June 1987. Mr. Schwartz was also a member of the Board of Managers of Scotia LLC from June 1998, a director of Pacific Lumber from February 1993, and a director of MGI from January 1994, in each case until his retirement.

John H. Karnes. Mr. Karnes, age 44, joined the Company in April 2006 as Executive Vice President and assumed the role of Chief Financial Officer upon Mr. Schwartz's retirement. He was Senior Vice President and Chief Financial Officer at The Houston Exploration Company from November 2002 until December 2005. He was Vice President and General Counsel for Encore Acquisition Company of Fort Worth, Texas from January 2002 until November 2002. Mr. Karnes was Executive Vice President and Chief Financial Officer of CyberCash, Inc., a NASDAQ-listed Internet payment software and services provider, during 2000 and 2001. He also served as Chief Operating Officer of CyberCash during the break up and sale of its operating divisions through a pre-packaged Chapter 11 bankruptcy proceeding in 2001. Mr. Karnes has served in senior executive roles with a number of New York Stock Exchange companies, as well as in various roles in the securities industry. Mr. Karnes also practiced with the national law firm of Kirkland & Ellis, where he specialized in corporate finance transactions and mergers and acquisitions.

M. Emily Madison. Ms. Madison, age 37, joined the Company in April 2005 as Vice President, Finance. Prior to joining the Company, Ms. Madison was a partner of Ernst & Young LLP from May 2002 until April 2005 and a partner of Arthur Andersen LLP from September 2001 until May 2002. From 1990 to 2001, Ms. Madison held various positions with Arthur Andersen LLP. She is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

Bernard L. Birkel. Mr. Birkel, age 56, was named Secretary of the Company in May 1997, and has served MGI and Pacific Lumber in such capacity since May 1997 and Scotia LLC since June 1998. He served as Managing Counsel—Corporate of the Company from May 1997 to February 2000, when he was appointed Senior Assistant General Counsel. Mr. Birkel was Assistant Secretary of the Company and MGI from May 1991 to May 1997. He served as Senior Corporate Counsel of the Company from August 1992 until May 1997. Prior to joining the Company as Corporate Counsel in August 1990, Mr. Birkel was a partner in the Houston law firm of Woodard, Hall & Primm, P.C.

Robert J. Cruikshank. Mr. Cruikshank, age 75, has served as a director of the Company since May 1993. Mr. Cruikshank is a nominee for reelection as a Common Director of the Company to serve until the 2007 annual meeting. He has also served as a director of Kaiser and KACC since January 1994. Mr. Cruikshank was a Senior Partner in the international public accounting firm of Deloitte & Touche LLP from December 1989 until his retirement from that firm in March 1993. Mr. Cruikshank served on the Board of Directors of Deloitte Haskins & Sells from 1981 to 1985 and as Managing Partner from June 1974 until its merger with Touche Ross & Co. in December 1989. Mr. Cruikshank also serves as a director of Encysive Pharmaceuticals, Inc., a pharmaceutical company; as a trust manager of Weingarten Realty Investors; and as advisory director of Compass Bank—Houston. Until December 2004, he was also a director of Texas Genco Holdings, Inc., a wholesale electric power generating company and public company subsidiary of CenterPoint Energy, Inc. Mr. Cruikshank has also served in a leadership capacity at a number of leading academic and health care organizations including: member of the Board of Directors, Texas Medical Center (since 1989), and Regent and Vice Chairman of The University of Texas System (1989-1995).

Shawn M. Hurwitz. Mr. Hurwitz, age 40, was elected a General Director and a member of the Executive Committee of the Board on April 19, 2006, in each case to fill the vacancy resulting from the retirement of Mr. Schwartz. Mr. Hurwitz was also on that same date appointed co-Vice Chairman of the Company. He is also President and Chief Executive Officer of MAXXAM Property Company (**"MPC"**), a wholly owned subsidiary of the Company engaged in real estate operations and has served in such capacity since August 2002. Mr. Hurwitz also serves as President and Chief Executive Officer of the Company's other principal real estate subsidiaries. Mr. Hurwitz served as Vice President of MPC from February 1993 until July 2002. From January 1991 until January 1993, he served as Vice President-Operations of Palmas del Mar Properties, Inc., a wholly owned subsidiary of the Company also engaged in real estate operations. Mr. Hurwitz serves as Chairman of the Board for the Knowledge Is Power Program (**"KIPP"**) organization that includes several open-enrollment public schools that provide education services for underserved Pre-K to 10th grade students. He is also a member of the Board of Directors of KIPP Foundation, which oversees KIPP Schools nationwide. Mr. Hurwitz is the son of Charles E. Hurwitz, the Chairman of the Board, Chief Executive Officer and President of the Company.

Ezra G. Levin. Mr. Levin, age 72, was first elected a director of the Company in May 1978. Mr. Levin is a nominee for election as a General Director of the Company to serve until the 2009 meeting. He has served as a director of Kaiser and KACC since July 1991 and November 1988, respectively, and also served as a director of Kaiser from April 1988 to May 1990. He has served as a director of Pacific Lumber since February 1993, and as a manager on the Board of Managers of Scotia LLC since June 1998. Mr. Levin is a member and co-chair of the New York and Paris law firm of Kramer Levin Naftalis & Frankel LLP. He has held leadership roles in various legal and philanthropic capacities. Mr. Levin has previously served as a trustee on behalf of the Securities Investor Protection Corporation, and taught as a visiting professor at the University of Wisconsin Law School, at Columbia College, and other academic institutions.

Stanley D. Rosenberg. Mr. Rosenberg, age 74, was first elected to the Board in June 1981. He is a nominee for reelection as a Common Director of the Company to serve until the 2007 annual meeting. Mr. Rosenberg is a partner in the San Antonio, Texas law firm of Loeffler Tuggey Pauerstein Rosenthal LLP. He was a partner in the law firm of Arter & Hadden LLP from April 1999 until May 2001, and was a partner in the law firm of Rosenberg, Tuggey, Agather, Rosenthal & Rodriguez from February 1990 through April 1999. He was a partner in the law firm of Oppenheimer, Rosenberg & Kelleher, Inc. from its inception in 1971 until February 1990, from which time he served as Of Counsel to that firm through June 1993. Mr. Rosenberg has also held leadership roles in various legal and philanthropic capacities including: Committee Chairman—State Bar of Texas Task Force on Title Companies (1984 to 1990); Member, University of Texas Graduate School of Business Advisory Council (1991 to 1992); Member of the Board of Visitors, University of Texas Law School (1992 to 1994); and, Director, University of Texas Health Science Center Development Board (1994 to present).

Michael J. Rosenthal. Mr. Rosenthal, age 62, was elected a director of the Company in May 2000. He is a nominee for reelection as a Common Director of the Company to serve until the 2007 annual meeting. Mr. Rosenthal has also served as a director of Pacific Lumber since June 2005. Since 1986, Mr. Rosenthal has served as Chairman and President of M. J. Rosenthal and Associates, Inc., an investment and consulting company. From 1984 to 1986, Mr. Rosenthal served as a partner and a Managing Director of Wesray Capital Corporation, an investment company, and prior to that was Senior Vice President and Managing Director of the Mergers and Acquisitions Department of Donaldson, Lufkin & Jenrette, Inc., an investment banking firm. Mr. Rosenthal also serves as a director and Treasurer of the Horticultural Society of New York. Over the last several years, Mr. Rosenthal has also served as Chairman, a director and/or Chief Executive Officer of a number of companies including: American Vision Centers, Inc., Northwestern Steel & Wire Company, Star Corrugated Box Co., Inc., Vector Distributors, Inc., Western Auto Supply Company and Wilson Sporting Goods Company. In September 2004, he was appointed a director of Nobel Learning Communities, Inc., a for profit provider of education and school management services.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the Record Date, unless otherwise indicated, the beneficial ownership of the Company's Common Stock and Preferred Stock by (i) those persons known by the Company to own beneficially more than 5% of the shares of either class then outstanding, (ii) each of the executive officers named in the Summary Compensation Table set forth below, (iii) each of the directors or nominees for director, and (iv) all directors and executive officers of the Company as a group.

Name Of Beneficial Owner	Title of Class	Number of Shares[1]	% of Class	Combined % of Voting Power[2]
The Stockholder Group[3][14]	Common Stock	3,338,116[4][5][6]	51.8	76.3
	Preferred Stock	684,941[7]	99.2	
Gilda Investments, LLC[3]	Common Stock	2,472,743[4]	41.3	19.5
Christian Leone	Common Stock	687,480[8]	11.5	5.4
Dimensional Fund Advisors Inc.	Common Stock	341,825[9]	5.7	2.7
Scion Capital, LLC	Common Stock	704,100[10]	11.8	5.6
Bernard L. Birkel	Common Stock	10,932[11]	*	*
Robert J. Cruikshank	Common Stock	5,800[12]	*	*
J. Kent Friedman	Common Stock	35,244[13]	*	*
Charles E. Hurwitz[3][14]	Common Stock	3,338,116[4][5][6]	51.8	76.3
	Preferred Stock	684,941[7]	99.2	
Ezra G. Levin	Common Stock	5,800[12]	*	*
M. Emily Madison	Common Stock	1,000[15]	*	*
Stanley D. Rosenberg	Common Stock	6,800[12]	*	*
Michael J. Rosenthal	Common Stock	2,600[16]	*	*
Paul N. Schwartz	Common Stock	74,995[17]	1.2	*
All directors, nominees for director and executive officers of the Company as a group (9 persons)	Common Stock	3,481,287[18]	53.0	76.7
	Preferred Stock	684,941[7]	99.2	

_____

* Less than 1%.

[1] Unless otherwise indicated, the beneficial owners have sole voting and investment power with respect to the shares listed in the table. Includes the number of shares such persons would have received on the Record Date, if any, for their stock appreciation rights (**"SARs"**) exercisable within 60 days of such date if such SARs had been paid solely in shares of Common Stock (excluding SARs payable in cash only). Also includes the number of shares of Common Stock credited to such person's account under the MAXXAM Stock Fund of the Company's 401(k) savings plan.

[2] The Preferred Stock is generally entitled to ten votes per share on matters presented to a vote of the Company's stockholders.

[3] Gilda Investments, LLC (**"Gilda"**) is a wholly owned subsidiary of Giddeon Holdings. Gilda, Giddeon Holdings, the Hurwitz Investment Partnership L.P. and Mr. Hurwitz may be deemed a "group" (the **"Stockholder Group"**) within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. The address of Gilda is 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056. The address of the Stockholder Group is Giddeon Holdings, Inc., 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056.

[4] Includes (a) 2,451,714 shares of Common Stock owned by Gilda as to which Mr. Hurwitz indirectly possesses voting and investment power, and (b) options held by Gilda to purchase 21,029 shares of Common Stock.

[5] Includes (a) 46,277 shares of Common Stock separately owned by Mr. Hurwitz's spouse and as to which Mr. Hurwitz disclaims beneficial ownership, (b) 315,684 shares of Common Stock held directly by Mr. Hurwitz, and (c) options held by Mr. Hurwitz to purchase 456,912 shares of Common Stock (those options exercisable on or within 60 days of the Record Date).

(footnotes continued on the following page)

9

[6] Includes 46,500 shares of Common Stock owned by the Hurwitz Investment Partnership L.P., a limited partnership in which Mr. Hurwitz and his spouse each hold a 4.32% interest as General Partner. The remaining interests in such limited partnership are held by trusts for the benefit of Mr. Hurwitz's adult children.

[7] Includes 662,441 shares of Preferred Stock held directly by Mr. Hurwitz. Also includes options held by Mr. Hurwitz to purchase 22,500 shares of Preferred Stock exercisable on or within 60 days of the Record Date.

[8] Information based solely on a Schedule 13G/A (the **"Leone 13G"**) filed with the Securities and Exchange Commission (**"SEC"**) on February 11, 2005, on behalf of Christian Leone, LCG Holdings, LLC (**"LCGH"**), Luxor Capital Group, LP (**"LCG"**), Luxor Capital Partners, LP (**"LCP"**), Luxor Management, LLC (**"LM"**), and Luxor Capital Partners Offshore, Ltd. (**"LCPO"**). The Leone 13G indicates that Mr. Leone is the managing member of LCGH and LM; LCGH is the general partner of LCP; LM is the general partner of LCG; LCG is the investment manager of LCP and LCPO; and LCP and LCPO directly own the shares reported in the Leone 13G. The business address of the filers of the Leone 13G is 599 Lexington Avenue, 35th Floor, New York, New York 10022.

[9] Information based solely on a Schedule 13G/A (the **"Dimensional 13G"**) filed with the SEC on February 6, 2006, by Dimensional Fund Advisors Inc. (**"Dimensional"**), a Delaware corporation which is a registered investment advisor. The Dimensional 13G indicates that Dimensional has sole voting and dispositive power with respect to 341,825 shares and that all of such shares are owned by other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares. The business address of Dimensional is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

[10] Information based solely on a Form 4 (**"Scion Form 4"**) filed with the SEC on January 17, 2006 and a Schedule 13G/A (the **"Scion 13G"**) filed with the SEC on February 14, 2006, on behalf of Scion Capital, LLC (**"Scion"**). The Scion 13G indicates that Scion serves as investment manager to Scion Value Fund, a Series of Scion Funds, LLC, and Scion Qualified Value Fund, a Series of Scion Qualified Funds, LLC, both of which are private investment companies (collectively, the **"Funds"**). All shares reported on the Scion Form 4 and in the Scion 13G are owned by the Funds, and Scion disclaims beneficial ownership of such shares. The business address of Scion is 20400 Stevens Creek Blvd., Suite 840, Cupertino, CA 95114.

[11] Relates to options to purchase shares of Common Stock (those options exercisable on or within 60 days of the Record Date).

[12] Includes options to purchase 4,800 shares of Common Stock (those options exercisable on or within 60 days of the Record Date).

[13] Relates to options to purchase shares of Common Stock (including those options exercisable on or within 60 days of the Record Date).

[14] Mr. Hurwitz serves as the sole director of Giddeon Holdings, and together with members of his immediate family and trusts for the benefit thereof, owns all of the voting shares of Giddeon Holdings. His positions include Chairman of the Board and Chief Executive Officer of the Company, membership on the Company's Executive Committee and Chairman of the Board and President of Giddeon Holdings. By reason of the foregoing and his relationship with the members of the Stockholder Group, Mr. Hurwitz may be deemed to possess shared voting and investment power with respect to the shares held by the Stockholder Group.

[15] Relates to options to purchase shares of Common Stock (those options exercisable on or within 60 days of the Record Date).

[16] Relates to options to purchase 2,600 shares of Common Stock (those options exercisable on or within 60 days of the Record Date).

[17] Includes options to purchase 60,392 shares of Common Stock (those options exercisable on or within 60 days of the Record Date), and 10,749 shares of Common Stock owned by a trust of which Mr. Schwartz and his spouse are trustees and share voting and investment power with respect to such shares.

[18] Mr. Hurwitz beneficially owns 3,338,116 of such shares. The remaining shares consist of 18,603 shares of Common Stock, and options to purchase 124,568 shares of Common Stock (those options exercisable on or within 60 days of the Record Date), held by the other directors and officers of the Company. Of the 18,603 shares of Common Stock, the applicable directors and officers have sole voting and investment power with respect to 7,854 of such shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation information, cash and non-cash, for each of the Company's last three completed fiscal years with respect to the Chief Executive Officer and the four most highly compensated executive officers of the Company (collectively referred to as the **"named executive officers"**) for the fiscal year ended December 31, 2005:

(a)	(b)	Annual Compensation			Long-Term Compensation Awards		(i)
		(c)	(d)	(e)	(f)	(g)	
				Other Annual Compensation ($)[1]	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	All Other Compensation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)				
Charles E. Hurwitz,	2005	835,000	700,000[2]	59,000[2]	-0-[3]	44,475	216,390[4][5]
Chairman of the Board and	2004	833,694	85,000[6]	65,000[6]	-0-	57,000	171,757[4][5]
Chief Executive Officer	2003	809,412	389,523[7]	65,000[7]	-0-	99,680	149,649[4][5]
J. Kent Friedman,	2005	500,000	300,000	—	-0-	8,925	106,473[4]
Vice Chairman and	2004	496,501	300,000	69,589[8]	-0-	11,400	80,517[4]
General Counsel	2003	482,040	298,080	67,657[8]	-0-	16,720	58,828[4]
Paul N. Schwartz,	2005	600,000	360,000	—	-0-	10,725	141,607[4]
Director, President and	2004	596,684	360,000	—	-0-	13,700	120,510[4]
Chief Financial Officer	2003	579,305	358,226	—	-0-	20,080	105,083[4]
M. Emily Madison,	2005	171,450	137,500	—	-0-	10,300	2,743[4]
Vice President, Finance	2004	—	—	—	—	—	—
	2003	—	—	—	—	—	—
Bernard L. Birkel,	2005	200,000	100,000	—	-0-	3,000	4,000[4]
Secretary	2004	195,000	80,000	—	-0-	2,800	3,250[4]
	2003	191,884	100,000	—	-0-	4,080	-0-

---

[1] Excludes perquisites and other personal benefits which in the aggregate do not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer.

[2] The column (d) amount includes a payment of $550,000 made in 2006 with respect to a bonus awarded in 2005. The column (e) amount represents the fees Mr. Hurwitz earned for his 2005 service as a director of Kaiser and KACC.

[3] As of December 31, 2005, Mr. Hurwitz beneficially owned 256,808 shares of restricted Common Stock of the Company (including the dividend rights in respect thereof) valued at $9,001,120 based on that day's closing price of $35.05 per share on the AMEX.

[4] Includes the following aggregate amounts accrued for 2005, 2004 and 2003, respectively, in respect of the MAXXAM Inc. Revised Capital Accumulation Plan of 1988 (the **"Capital Accumulation Plan"**), pursuant to which, in general, benefits vest 10% annually and (i) with respect to contributions made for 1988-1997, were paid in January 1998; or (ii) with respect to contributions made during 1998 or after, are payable upon the earlier of (a) January 1, 2008 (with respect to participants who were also participants under a former plan on December 31, 1987), or (b) termination of employment with the Company: Mr. Hurwitz—$191,488, $164,159 and $146,823; Mr. Friedman—$102,273, $76,417 and $55,828; Mr. Schwartz—$137,407, $117,491 and $105,083; and Ms. Madison—$2,743, $-0- and $-0-. 2005 and 2004 amounts, respectively, include the following matching contributions by the Company under its 401(k) savings plan: Mr. Hurwitz—$3,891 and $3,895; Mr. Friedman—$4,200 and $4,100; Mr. Schwartz—$4,200 and $3,019; Ms. Madison—$-0- and $-0-; and Mr. Birkel—$4,000 and $3,250. There were no matching contributions by the Company in 2003 for these individuals.

[5] Includes the following above-market earnings on previously deferred compensation, as computed pursuant to Instruction 3 of Item 402(b)(2)(iii)(C) of SEC Regulation S-K: 2005—$21,011, 2004—$3,703, and 2003—$2,826.

[6] The column (d) amount excludes a payment of $389,523 made in 2004 with respect to a bonus awarded in 2003. The Policy Committee awarded a bonus of $150,000 with respect to 2004, but the amount actually paid was reduced by $65,000, the amount of fees Mr. Hurwitz earned for his 2004 service as a director of Kaiser and KACC. Column (e) reflects the 2004 Kaiser and KACC directors' fees.

(footnotes continued on the following page)

(7) The column (d) amount excludes a payment of $435,233 made in 2003 with respect to a bonus awarded in 2002. The Section 162(m) Committee awarded a bonus of $454,523 with respect to 2003, but the amount actually paid (in 2004) was reduced by $65,000, the amount of fees Mr. Hurwitz earned for his 2003 service as a director of Kaiser and KACC. Column (e) reflects the 2003 Kaiser and KACC directors' fees.

(8) Of such amount, $50,000 consists of forgiveness of a portion of a loan made to Mr. Friedman by the Company. At the time that he joined the Company in December 1999, Mr. Friedman received a $250,000 interest-free loan from the Company, with $50,000 of the principal of such loan being forgiven on each December 1 commencing in 2000.

Option/SAR Grants Table

The following table sets forth certain information concerning stock options or SARs granted in fiscal year 2005 to any of the named executive officers:

	Individual Grants				Grant Date Value
(a)	(b)	(c)	(d)	(e)	(f)
Name	Number of Securities Underlying Options/SARs Granted[1]	% of Total Options/SARS Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value ($)[2]
Charles E. Hurwitz	44,475	46.4	33.45	12/07/2015	693,810
J. Kent Friedman	8,925	9.3	33.45	12/07/2015	139,230
Paul N. Schwartz	10,725	11.2	33.45	12/07/2015	167,310
M. Emily Madison (two grants)	5,000	5.2	28.65	04/04/2015	68,251
	5,300	5.5	33.45	12/07/2015	82,680
Bernard L. Birkel	3,000	3.1	33.45	12/07/2015	46,800

(1) Represents shares of Common Stock underlying stock options with tandem SARs. These shares were granted under the 2002 Omnibus Plan at the closing price on the date of the grant, and vest 20% on the first anniversary date of the grant and an additional 20% on each anniversary date thereafter until fully vested.

(2) The Grant Date Present Value is a hypothetical value determined by utilizing a Black-Scholes option pricing model. The following assumptions were used in the calculation for the grants made April 4, 2005 and December 7, 2005, respectively: a risk-free interest rate of 4.444% and 4.513%, a dividend yield of 0% for each option/SAR, an expected stock price volatility of 40.24% and 38.71%, and an expected life of 6.44 years for each option/SAR. No adjustments were made for non-transferability or risk of forfeiture. The actual value, if any, that a grantee realizes will depend on the excess of the stock price over the exercise price on the date the option/SAR is exercised. There can be no assurance that the value realized will be at or near the hypothetical value set forth in the table.

Option/SAR Exercises and Fiscal Year End Value Table

The table below provides information on an aggregated basis concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the fiscal year ended December 31, 2005 by each of the named executive officers, and the 2005 fiscal year-end value of unexercised options and SARs, including SARs exercisable for cash only.

(a)	(b)	(c)	(d) Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)		(e) Value of Unexercised in-the-Money Options/SARs at Fiscal Year-End ($)	
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Charles E. Hurwitz	-0-	-0-	45,000[1]	-0-	—[2]	-0-
	-0-	-0-	501,912[3]	224,643[3]	6,484,865[2]	2,786,025[2]
J. Kent Friedman	39,284[4]	664,758	35,244[3]	40,617[3]	304,851[2]	472,679[2]
Paul N. Schwartz	28,120[4]	538,930	100,392[3]	48,793[3]	685,290[2]	567,692[2]
M. Emily Madison	-0-	-0-	-0-	10,300[3]	-0-	40,480[2]
Bernard L. Birkel	5,580[4]	97,650[5]	15,132[3]	10,748[3]	143,387[2]	116,688[2]

---

[1] Represents underlying shares of Preferred Stock.

[2] Valued based upon the $35.05 closing price of the Company's Common Stock on December 31, 2005, minus the exercise price. No value is shown where the exercise price is higher than such closing price.

[3] Represents underlying shares of Common Stock.

[4] Represents number of shares with respect to which options/SARs were exercised in 2005.

[5] Fair market value on date of exercise minus the exercise price of options/SARs.

Equity Compensation Plan Information

The following table sets forth information, as of December 31, 2005, concerning securities which have been, or are available to be, issued under the various equity compensation plans of the Company.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders [1]:			
Common Stock	1,114,306	$25.06	156,754[2]
Preferred Stock	45,000	48.84	70,000[2]
Equity compensation plans not approved by security holders	—	—	—
Total	1,159,306	25.99	226,754[2]

---

[1] Does not include securities issuable pursuant to the Executive Plan as there are no securities set aside for issuance thereunder. However, it is possible that securities of the Company could in the future be issued pursuant to the Executive Plan.

[2] Includes (a) 142,354 shares of Common Stock and 70,000 shares of Preferred Stock available for issuance under the 2002 Omnibus Plan and (b) 14,400 shares of Common Stock available for issuance under the Director Stock Plan. Awards under the 2002 Omnibus Plan may be made in the form of incentive or non-qualified stock options, stock appreciation rights, performance units or shares, and restricted and unrestricted stock.

Retirement Plans

MAXXAM Pension Plan

Certain officers of the Company are participants in the Company's Pension Plan (the **"Pension Plan"**), a noncontributory, defined benefit plan that was frozen as to all future accruals as of December 31, 2005. Accrued benefits equal the sum of an employee's "past service benefit" and "future service benefit" based on (i) an employee's base salary, including overtime, but excluding bonuses, commissions and incentive compensation and (ii) an employee's age and the number of years of service with the Company.

Under the Pension Plan, the annual past service benefit is the greatest of (i) benefits accrued under the plan through December 31, 1986; (ii) the product of (a) the sum of 0.8% of the participant's Past Service Compensation Base (as defined), plus 0.8% of the participant's Past Service Compensation Base in excess of $15,000 and (b) the participant's credited years of service prior to January 1, 1987; or (iii) the product of 1.2% of the participant's Past Service Compensation Base and the participant's credited years of service prior to January 1, 1987. For 1987 and 1988, the annual future service benefit equaled 1.6% of an employee's compensation up to two-thirds of the Social Security wage base, plus 2.4% of any remaining compensation. Effective January 1, 1989, the annual future service benefit equaled 1.75% of an employee's compensation for each year of participation, plus 0.6% of the employee's compensation in excess of $10,000. Effective January 1, 1995, the annual future service benefit equals 2.35% of an employee's compensation for each year of participation through December 31, 2005.

Benefits are generally payable as a lifetime annuity or, with respect to married employees, as a 50% joint and survivor annuity, or, if the employee elects (with spousal consent), in certain alternative annuity forms. Benefits under the Pension Plan are not subject to any deductions for Social Security or other offsets. The covered compensation for 2005 and credited years of service as of December 31, 2005 for the Pension Plan and estimated annual benefits payable upon retirement at normal retirement age for the named executive officers were as follows: Mr. Hurwitz: $210,000—25 years—$139,126; Mr. Friedman: $210,000—6 years—$27,143; Mr. Schwartz: $210,000—25 years—$98,327; Ms. Madison: $171,450—0 years— $0; and Mr. Birkel: $200,000—15 years— $52,426. These projected benefits were computed as lifetime annuity amounts, payable beginning at age 65. The benefit amounts reflect a covered compensation limit of $210,000 for 2005.

MAXXAM Supplemental Executive Retirement Plan

Effective March 8, 1991, the Company adopted an unfunded non-qualified Supplemental Executive Retirement Plan (the **"SERP"**). The SERP provides that eligible participants are entitled to receive benefits which would have been payable to such participants under the Pension Plan except for the limitations imposed by the Code. Participants in the SERP are selected by the Board. Three executive officers of the Company, Messrs. Hurwitz, Friedman and Schwartz, were entitled to receive benefits under the SERP during 2005.

The following projections are based on the same assumptions as utilized in connection with the Pension Plan projections above, including the elimination of future accruals after December 31, 2005.

	Hurwitz	Friedman	Schwartz
Covered Compensation for 2005:			
Qualified Plan	$ 210,000	$ 210,000	$ 210,000
Nonqualified Plan	625,000	290,000	390,000
Total	$ 835,000	$ 500,000	$ 600,000
Credited Years of Service as of December 31, 2005	25	6	25
Projected Normal Retirement Benefit:			
Qualified Plan	$ 139,126	$ 27,143	$ 98,327
Nonqualified Plan	195,450	40,502	85,826
Total	$ 334,576	$ 67,645	$ 184,153

MAXXAM Severance Plan

Severance pay is generally granted to regular full-time employees who are involuntarily terminated, subject to certain conditions and a number of exclusions, pursuant to an unfunded plan. The plan provides for payment after such termination in an amount ranging from two weeks' salary for at least one year of service graduating to a maximum of 104 weeks' salary. The amounts payable under the plan if the named executive officers who remain at the Company had been involuntarily terminated on December 31, 2005 would have been as follows: Mr. Hurwitz—$1,670,000; Mr. Friedman—$115,385; Mr. Schwartz—$1,200,000; Ms. Madison—$0; and Mr. Birkel—$400,000.

Deferred Compensation Program

Certain executive officers are eligible to participate in a deferred compensation program. An eligible executive officer may defer up to 30% of gross salary and up to 30% of any bonus otherwise payable to such executive officer for any calendar year. The designated percentage of deferred compensation is credited to a book account as of the date such compensation would have been paid and is deemed "invested" in an account bearing interest calculated using one-twelfth of the sum of the prime rate plus 2% on the first day of each month. Deferred compensation, including all earnings credited to the book account, is paid in cash to the executive or beneficiary as soon as practicable following the date the executive ceases for any reason to be an employee of the Company, either in a lump sum or in a specified number of annual installments, not to exceed ten, at the executive's election. None of the Company's executive officers currently participates in this program.

Employment Contracts and Termination of Employment

Mr. Karnes and the Company entered into an Executive Employment Agreement effective April 3, 2006. The agreement has a three-year term and provides that Mr. Karnes shall be Executive Vice President and Chief Financial Officer with a base salary of $400,000 per year (such base salary to be reviewed in accordance with the Company's generally applicable practices). Mr. Karnes is also to receive an annual bonus to be generally targeted at 60% of his base salary with a maximum bonus potential of 120% of his base salary, during the term of the agreement, and was granted non-qualified stock options, with tandem SARs, in respect of 20,000 shares of the Common Stock (at an exercise price of $32.60 per share). He will also receive a 2006 bonus of not less than $180,000, is entitled to an annual automobile allowance of $15,000, and became eligible to participate in the Capital Accumulation Plan. Mr. Karnes is also entitled to participate in all general employee benefit plans and programs which are available to the Company's senior executive employees.

Mr. Karnes' agreement provides that upon termination of his employment for cause or due to death, long-term disability or voluntary termination by him, he is entitled to pro rata base salary through the date of such termination and any compensation and benefits otherwise due him pursuant to the Company's employee benefit plans. In the event of termination of Mr. Karnes' employment for any other reason he is entitled to (i) salary through April 3, 2009, determined at the highest rate in effect within the one-year period ending the date of termination, and (ii) bonus at the rate in effect for the last full year of employment.

Ms. Madison and the Company entered into an Executive Employment Agreement effective April 1, 2005. The agreement has a three-year term and provides that Ms. Madison shall be Vice President, Finance with a base salary of $228,600 per year (such base salary to be reviewed in accordance with the Company's generally applicable practices). Ms. Madison is also to receive an annual bonus of not less than $50,000 during the term of the agreement, and was granted non-qualified stock options, with tandem SARs, in respect of 5,000 shares of the Common Stock (at an exercise price of $28.65 per share). She also received a one-time signing bonus of $37,500, is entitled to an annual automobile allowance of $15,000 and became eligible to participate in the Capital Accumulation Plan. Ms. Madison is also entitled to participate in all general employee benefit plans and programs which are available to the Company's senior executive employees.

Ms. Madison's agreement provides that upon termination of her employment for cause or due to death, long-term disability or voluntary termination by her, she is entitled to pro rata base salary through the date of such termination and any compensation and benefits otherwise due her pursuant to the Company's employee benefit plans. In the event of termination of Ms. Madison's employment for any other reason she is entitled to (i) salary through April 1, 2008, determined at the highest rate in effect within the one-year period ending the date of termination, and (ii) bonus at the rate in effect for the last full year of employment.

REPORT OF THE COMPENSATION COMMITTEES
ON
EXECUTIVE COMPENSATION

Two compensation committees administer the Company's compensation plans – the Policy Committee and the Section 162(m) Committee. The Policy Committee administers and establishes overall compensation policies, except to the extent that the Board of Directors has delegated such authority to the Section 162(m) Committee. The Section 162(m) Committee sets annual performance criteria and administers and approves amendments to the Company's plans or programs that are intended to comply with the provisions of Section 162(m) of the Code. Each of the committees reports directly to the Board of Directors and together they have furnished the following report on executive compensation for fiscal year 2005. Capitalized but undefined terms used herein have the same meaning as assigned to them in the Proxy Statement of which this Report is a part (the **"Proxy Statement"**).

Executive Officer Compensation

The Policy Committee generally approves the policies and criteria under which compensation is paid or awarded to the Company's executive officers. Occasionally, the Chief Executive Officer of the Company exercises his authority to complete a particular payment, award, adjustment or similar decision. Among the factors the Policy Committee takes into consideration in its decisions on executive compensation are the diversified and multifaceted financial and managerial skills required to effectively manage the Company's complex structure. For instance, the Company consists of business units operating in distinctly different industries and certain of the Company's executives have oversight responsibility with respect to certain operating subsidiaries or otherwise serve them. In addition, the Company continues to position itself to respond when growth, divestiture or other opportunities become available. Accordingly, the Policy Committee looks not only to the Company's annual earnings, enhanced stockholder value, and the business improvement efforts of its executive officers and business units when making executive compensation decisions, but also recognizes the particular talents required to increase the Company's value through expansion of its existing businesses, acquisitions and expansion into new business areas. The Policy Committee also recognizes and takes into account the role of the Company's executive officers in financial structuring, refinancings, and reorganizations and similar transactions, as well as other efforts enabling the Company to realize the value of its assets on behalf of its operating units. Additional factors considered by the Policy Committee are the public relations, regulatory and litigation-related challenges the Company's operations present for its executive officers. All of these factors present a particular challenge in determining appropriate approaches to executive compensation. The Policy Committee or Section 162(m) Committee may on occasion engage outside consultants in connection with particular compensation issues.

The primary elements of compensation for executive officers of the Company are base salaries and annual discretionary bonuses. The Policy Committee also recommends or approves bonus compensation awards under additional incentive compensation programs such as the 2002 Omnibus Plan. Certain executive officers may also become eligible to participate in the Company's Executive Plan, although to date only the Chief Executive Officer, its former President, and the Company's Vice Chairman and General Counsel, have met the criteria for participation. Two executives who have recently joined the Company – Ms. Madison, Vice President, Finance and Mr. Karnes, Executive Vice President and Chief Financial Officer – have employment agreements, the terms of which are described elsewhere in the Proxy Statement.

Base Salary

The Company's executive compensation philosophy is to pay base salaries adequate to attract and retain executives whose education, training, experience, talents and particular knowledge of the Company, its businesses and the industries in which it operates allow them to be key contributors to the administration, management and operations of the Company. Specific determinations are based primarily on individual attributes and performance and the executive officers' specific duties, responsibilities and qualifications. Base salaries are generally adjusted annually based on a variety of factors, including Company performance, cost of living information, and industry and economic trends. Salary adjustments in December 2004 (for 2005) resulted in executive officer salary increases for

2005 ranging from less than 1% to approximately 3%. The December 2005 salary adjustments (for 2006) resulted in salary adjustments ranging from no increase to a 5% increase.

Annual Discretionary Bonus

One feature of the Company's compensation philosophy is that a significant portion of an executive officer's compensation be at-risk and paid through an annual discretionary bonus. This policy enables the Policy Committee to focus on each executive officer's individual efforts and contribution to the Company during the year in the context of both the Company's performance and the particular responsibilities and projects undertaken by the executive during the year, and to award bonus compensation accordingly. Specific determinations are based primarily on the level of achievement of the Company's corporate objectives, the individual's contribution to the achievement of those objectives, the scope and nature of the person's duties, and the assumption of additional duties or responsibilities. The Company also recognizes particular challenges faced by executives in efforts to strengthen some of its less profitable or marginal operations. The Policy Committee believes that this approach best serves both the short- and long-term interests of the Company and its stockholders by significantly compensating executive officers retrospectively for services they have performed that can be both quantitatively and qualitatively analyzed, as opposed to compensating executive officers prospectively through larger base salaries. Bonus compensation is typically awarded in December of each fiscal year and is normally paid in cash. December 2005 bonuses for the named executive officers ranged from 42% to 84% of the executive's base salary.

Additional Incentive Awards

Awards under the 2002 Omnibus Plan are stock-based and any compensation which could arise from the awards would normally be tied to stock price appreciation. In 2005, four executive officers other than the Chief Executive Officer were granted non-qualified stock options, with such options having tandem stock appreciation rights, with respect to an aggregate of 32,950 shares of Common Stock. The Chief Executive Officer was in 2005 granted non-qualified options, with such options having tandem stock appreciation rights, in 2005 with respect to 44,475 shares of the Company's Common Stock.

Executive Plan

The Executive Plan provides performance incentives to each participant while securing, to the extent permitted, a tax deduction by the Company for payments of additional incentive compensation. Under the Executive Plan, the executive officers who are or will be eligible to participate are those with a base salary of $500,00 or more. The Section 162(m) Committee meets prior to the 90th day of each year to identify current areas, factors or transactions involving the Company's business where the Section 162(m) Committee believes it would be beneficial to provide an incentive for a participant's performance. As a result, objective performance criteria are pre-established and based on general business standards or are narrowly fact-specific to a given fiscal year or, in some instances with respect to longer term objectives, multiple fiscal years. The criteria are also tailored to the executive's specific responsibilities. The Chief Executive Officer and the Company's former President were the only executive officers eligible under the Executive Plan prior to 2005. The Company's Vice Chairman and General Counsel also became an eligible participant in respect of 2005. Neither he nor the Company's former President received any compensation under the Executive Plan in respect of 2005. See below for an award that was made to the Chief Executive Officer in respect of 2005 under the Executive Plan.

Plan Changes

In December 2005, the Policy Committee amended the Capital Accumulation Plan by reducing the benefit accrual percentage from 15% (of a participant's base salary) to 2%. Benefits under the Capital Accumulation Plan generally vest 10% annually. This amendment was adopted in order to reduce the costs to the Company of the Capital Accumulation Plan. In view of the provision in Ms. Madison's Employment Agreement under which she became eligible to participate in the Capital Accumulation Plan, Ms. Madison's salary was increased by an amount comparable to the reduction in accrual percentage under the Capital Accumulation Plan.

The Company's Pension Plan, in which the Company's executive officers and other eligible employees were participants, was frozen effective as of December 31, 2005. This action was taken in conjunction with changes to the MAXXAM Savings Plan providing for enhanced employer contributions to this Plan (employer match of employee contributions up to 4% of eligible pay, a transition contribution for up to ten years to eligible participants of from 1% to 11% of eligible pay, depending on the participant's age, and an annual discretionary contribution by participating employers of up to 2% of eligible pay).

Compensation of the Chief Executive Officer for the Last Completed Fiscal Year

The compensation of Charles E. Hurwitz, Chairman of the Board and Chief Executive Officer, generally consists of the same elements as for the Company's other executive officers. However, the Policy Committee recognizes the special entrepreneurial talents of Mr. Hurwitz, which have provided unique benefits to the Company from time to time. Accordingly, the Policy Committee has occasionally awarded extraordinary compensation to Mr. Hurwitz in recognition of his role in providing such benefits and as an incentive to pursue future opportunities.

As described above, Mr. Hurwitz participates in the Executive Plan. The performance criteria established for 2005 by the Section 162(m) Committee for Mr. Hurwitz under the Executive Plan were based upon improved consolidated financial results, the undertaking by the Company's business units of specified business opportunities, certain favorable developments in respect of the Company's racing operations, improved earnings per share, and achievement by the Company's operating segments of their 2005 business plans. The 2006 performance criteria established for Mr. Hurwitz by the 162(m) Committee are generally similar to his 2005 criteria

In December 2005, the Policy Committee decided not to increase Mr. Hurwitz's base salary for 2006, and approved a discretionary bonus of $150,000. In addition, the 162(m) Committee awarded a $550,000 bonus (as a result of completion of an extraordinary transaction due to the sale of certain real estate assets) payable in 2006, but exercised its negative discretion and did not award the Chief Executive Officer any amount in respect of an additional $1,028,150 available for award under the Executive Plan.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the chief executive officer and the four other most highly compensated executive officers of such companies. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. The Executive Plan and the 2002 Omnibus Plan, each of which has been approved by the stockholders of the Company, are performance-based and designed to enable compliance with Section 162(m) of the Code and the regulations thereunder. For purposes of Section 162(m) of the Code, the Section 162(m) Committee is composed of "outside directors" as such term is defined or interpreted for purposes of Section 162(m) of the Code.

Section 162(m) Compensation Committee *of the Board of Directors*	*Compensation Policy Committee* *of the Board of Directors*
Robert J. Cruikshank, Chairman	Ezra G. Levin, Chairman
Stanley D. Rosenberg	Robert J. Cruikshank
Michael J. Rosenthal	Stanley D. Rosenberg
	Michael J. Rosenthal

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

April 21, 2006
To the Board of Directors of MAXXAM Inc.:

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from Deloitte & Touche LLP, the Company's independent auditors, a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," as amended; discussed with the auditors any relationships that may impact their objectivity and independence; and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management and the independent auditors the quality and adequacy of the Company's internal controls. The Audit Committee reviewed with the independent auditors their audit plans, audit scope and identification of audit risks.

The Audit Committee discussed and reviewed with Deloitte & Touche LLP all communications required by Rule 2-07 of SEC Regulation S-X and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. Deloitte & Touche LLP discussed with the Audit Committee various matters under applicable auditing standards, including information regarding the scope and results of the audit and other matters required to be communicated to the Audit Committee by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees."

The Audit Committee reviewed with management and the independent auditors the quarterly reports on Form 10-Q of the Company for each of the three quarters in the nine-month period ended September 30, 2005 and the annual report on Form 10-K for the year ended December 31, 2005. Management has the responsibility for the preparation of the Company's financial statements, and the independent auditors have the responsibility for the examination of those statements. The Audit Committee discussed with Messrs. Hurwitz and Schwartz, the Company's Chief Executive and Chief Financial Officers, their certifications of such reports.

Based on the above-mentioned reviews and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on March 15, 2006.

Audit Committee of the Board of Directors
Michael J. Rosenthal, Chairman
Robert J. Cruikshank
Ezra G. Levin
Stanley D. Rosenberg

PRINCIPAL ACCOUNTING FIRM FEES

The following table sets forth the aggregate fees billed to the Company and its consolidated subsidiaries (excluding Kaiser) for professional services provided in 2004 and 2005 by Deloitte & Touche LLP (**"D&T"**), the Company's independent auditor and principal accounting firm:

| | Years Ended December 31, | |
	2005	**2004**
Audit Fees[1]	$ 2,369,600	$ 2,227,125
Audit-Related Fees[2]	77,265	42,000
Tax Fees[3]	872,912	718,753
All Other Fees	—	—
Total	$ 3,319,777	$ 2,987,878

[1] Consists of professional services rendered for the audit of the annual financial statements of the Company and certain subsidiaries and for the review of the quarterly financial statements of the Company and certain subsidiaries.

[2] Consists of fees for the audits of the benefit plans of the Company and certain subsidiaries and fees for accounting and financial reporting consultations.

[3] Consists of fees for tax planning and tax compliance services.

The Audit Committee has responsibility for appointing, setting compensation and overseeing the independence and work of the independent auditor. In recognition of this responsibility, the Audit Committee's Charter requires pre-approval by the Audit Committee of all audit and non-audit services to be furnished by the independent auditor to the Company and its subsidiaries. Pre-approval is waived in those instances permitted by applicable SEC regulation so long as the Audit Committee subsequently approves such services within any applicable deadline. None of the foregoing services were approved by the Audit Committee pursuant to the provisions of Section 2S01(c)(7)(i)(C) of SEC Regulation S-X.

PERFORMANCE GRAPH

The following performance graph compares the cumulative total stockholder return on the Company's Common Stock for the last five fiscal years with the cumulative total returns for the same period of (a) the S&P 500 Stock Index, and (b) a peer group consisting of companies included by S&P in its published indices for the Forest Products Industry. The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 at December 31, 2000, and that all dividends were reinvested. The data points are calculated as of the last trading day for the year indicated.



In addition to its forest products operations, the Company is involved in the real estate and racing industries. However, the real estate and racing units of the Company have generally accounted for less than 30% and 15%, respectively, of the Company's consolidated revenues. Accordingly, a line-of-business index for each such industry is not utilized.

CERTAIN TRANSACTIONS

Litigation Matters

USAT Matters

In 1995, the United States Department of Treasury's Office of Thrift Supervision (**"OTS"**) initiated a formal administrative proceeding (the **"OTS action"**) against the Company and others alleging, among other things, misconduct by the Company, Charles E. Hurwitz and a company controlled by Mr. Hurwitz (collectively, the **"Respondents"**) and others with respect to the failure of United Savings Association of Texas (**"USAT"**). The OTS sought damages ranging from $326.6 million to $821.3 million under various theories. Following 110 days of proceedings before an administrative law judge during 1997-1999, and over two years of post-trial briefing, on September 12, 2001, the administrative law judge issued a recommended decision in favor of the Respondents on each claim made by the OTS. On October 17, 2002, the *OTS action* was settled for $0.2 million and with no admission of wrongdoing on the part of the Respondents.

As a result of the dismissal of the *OTS Action*, a related civil action, alleging damages in excess of $250 million, was subsequently dismissed. This action, *Federal Deposit Insurance Corporation, as manager of the FSLIC Resolution Fund v. Charles E. Hurwitz* (the **"FDIC action"**) in the U.S. District Court for the Southern District of Texas was originally filed in August 1995 against Charles E. Hurwitz by the Federal Deposit Insurance Corporation (**"FDIC"**).

On May 31, 2000, the Respondents filed a counterclaim to the *FDIC action* in U.S. District Court in Houston, Texas (No. H95-3956). On November 8, 2002, the Respondents filed an amended counterclaim and an amended motion for sanctions (collectively, the **"Sanctions Motion"**). The Sanctions Motion states that the FDIC illegally paid the OTS to bring claims against the Respondents and that the FDIC illegally sued for an improper purpose (i.e. in order to acquire timberlands held by a subsidiary of the Company). The Respondents are seeking as a sanction to be made whole for the attorneys' fees they have paid (plus interest) in connection with the *OTS* and *FDIC actions*. As of December 31, 2005, such fees were in excess of $40.6 million. On August 23, 2005, a U.S. District Court ruled on the Sanctions Motion, ordering the FDIC to pay the Respondents $72.3 million. The FDIC has appealed the District Court decision to the U.S. Fifth Circuit Court of Appeals.

On January 16, 2001, an action was filed against the Company, Federated Development Company (a predecessor of Giddeon Holdings; **"Federated"**) and certain of the Company's directors in the Court of Delaware Chancery Court entitled *Alan Russell Kahn v. Federated Development Co., MAXXAM Inc., et. al.,* Civil Action 18623NC (the **"Kahn lawsuit"**). The plaintiff purports to bring this action as a stockholder of the Company derivatively on behalf of the Company. The lawsuit concerns the *OTS* and *FDIC actions*, and the Company's advancement of fees and expenses on behalf of Federated and certain of the Company's directors in connection with these actions. It alleges that the defendants have breached their fiduciary duties to the Company, and have wasted corporate assets, by allowing the Company to bear all of the costs and expenses of Federated and certain of the Company's directors related to the *OTS* and *FDIC actions*. The plaintiff seeks to require Federated and certain of the Company's directors to reimburse the Company for all costs and expenses incurred by the Company in connection with the *OTS* and *FDIC actions*, and to enjoin the Company from advancing to Federated or certain of the Company's directors any further funds for costs or expenses associated with these actions. The parties have agreed to an indefinite extension of the defendants' obligations to respond to the plaintiffs' claims.

Cook, Cave and Johnson lawsuits
Similar actions entitled *Alan Cook, et al. v. Gary Clark, et al.* (No. DR020718) (the **"Cook action"**) and *Steve Cave, et al. v. Gary Clark, et al.* (No. DR0220719) (the **"Cave action"**) have been filed in the Superior Court of Humboldt County, California. The defendants in these actions include the Company and certain of its subsidiaries, Federated, and Charles E. Hurwitz. On April 4, 2003, the plaintiffs filed amended complaints and served the defendants with notice of the actions. The *Cook action* alleges, among other things, that defendants' logging practices have contributed to an increase in flooding along Freshwater Creek (which runs through Pacific Lumber's timberlands), resulting in personal injury and damages to the plaintiffs' properties. Plaintiffs further allege that in order to have timber harvest plans approved in the affected areas, the defendants engaged in certain unfair business practices. The plaintiffs seek, among other things, compensatory and exemplary damages, injunctive relief, and appointment of a receiver to ensure the watershed is restored. The *Cave action* contains similar allegations and requests similar relief with respect to the Elk River watershed (a portion of which is contained on Pacific Lumber's timberlands). On October 13, 2005, an action entitled *Edyth Johnson, et. al v. Charles E. Hurwitz, an individual, MAXXAM Inc. et. al* (No. DR040720 was filed in Humboldt County Superior Court ("***Johnson action***") and contains allegations similar to the *Cave* and *Cook actions*. The defendants in the *Johnson action* include the Company and certain of its subsidiaries and Charles E. Hurwitz).

Indemnification of Directors and Officers
Certain present and former directors and officers of the Company are parties in certain of the actions described above. The Company's Amended and Restated By-Laws provide for indemnification of its officers and directors to the fullest extent permitted by Delaware law. The Company is obligated to advance defense costs to its officers and directors, subject to the individual's obligation to repay such amount if it is ultimately determined that the individual was not entitled to indemnification. In addition, the Company's indemnity obligation can under certain circumstances include amounts other than defense costs, including judgments and settlements.

Other Matters

The Company and certain of its subsidiaries share certain administrative and general expenses with Giddeon Holdings. Under these arrangements, Giddeon Holdings' obligation to the Company and its subsidiaries was approximately $36,305 for 2005. At December 31, 2005, Giddeon Holdings owed the Company $14,302 for certain general and administrative expenses, which amount was subsequently paid in 2006.

On February 12, 2002, Kaiser, its principal operating subsidiary, KACC, and a number of KACC's subsidiaries, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Additional Kaiser subsidiaries filed for Chapter 11 protection in the first quarter of 2003. The Company and its subsidiary, MAXXAM Group Holdings Inc., collectively own approximately 62% of Kaiser's common stock. For further information regarding the status of Kaiser's Chapter 11 proceedings and certain related matters, see Notes 1 and 10 to the Consolidated Financial Statements of the Company contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "**Form 10-K**"). Charles E. Hurwitz has served as a director of Kaiser since October 1988 and KACC since November 1988. Mr. Friedman served as Senior Vice President and General Counsel of Kaiser and KACC from December 1999 until February 2002. Mr. Cruikshank has served as a director of Kaiser and KACC since January 1994. Mr. Levin has served as a director of Kaiser and KACC since July 1991 and November 1988, respectively.

Mr. Levin, a director of the Company, is a member of the law firm of Kramer Levin Naftalis & Frankel LLP, which provides legal services to the Company and its subsidiaries (the revenues from such services accounting for less than 1% of such firm's revenues in 2005).

Shawn Hurwitz, who was recently appointed a director and co-Vice Chairman of the Company, is the son of Charles E. Hurwitz, the Company's Chairman of the Board, Chief Executive Officer and President. Shawn Hurwitz is also the Chief Executive Officer of the Company's real estate operations, and during 2005 received an aggregate of $735,500 in salary and bonus and a grant of 7,875 Common Stock options with underlying SARs pursuant to the 2002 Omnibus Plan (at an exercise/base price equal to the closing price of the Company's Common Stock on the date of grant).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of such copies of Forms 3, 4 and 5 and any amendments thereto furnished to the Company with respect to its most recent fiscal year, and written representations from the reporting persons, the Company believes that all filing requirements were complied with which were applicable to its officers, directors and beneficial owners holding greater than ten percent.

OTHER BUSINESS

Neither the Board nor management intends to bring before the Annual Meeting any business other than the matters referred to in the Notice of Annual Meeting of Stockholders and this Proxy Statement, nor is any stockholder entitled under the Company's Amended and Restated By-Laws to bring any such other matter before the Annual Meeting. Nonetheless, if any other business should properly come before the meeting, or any postponement or adjournment thereof, the persons named on the enclosed proxy card will vote on such matters according to their best judgment.

OTHER MATTERS

Solicitation of Proxies

The cost of mailing and soliciting proxies in connection with the Annual Meeting will be borne by the Company. In addition to solicitations by mail, proxies may also be solicited by the Company and its directors, officers and employees (who will receive no compensation therefor beyond their regular salaries or fees). Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Stock and Preferred Stock of the Company, and such entities will be reimbursed for their expenses.

Independent Public Accountants

D&T has completed its audit with respect to the Company's 2005 fiscal year. The Company also anticipates that D&T will conduct the 2006 audit, although the Audit Committee has not yet commenced the selection process with respect to the 2006 audit. Representatives of D&T plan to attend the Annual Meeting and will be available to answer questions. Such representatives will also have an opportunity to make a statement at the Annual Meeting if they so desire.

Stockholder Communications with Directors

Due to the small number of communications from stockholders received by the Company, the Board has not adopted a formal process for receiving communications from stockholders. However, a stockholder may contact the Board, or any individual director, by sending a written communication to Board of Directors, MAXXAM Inc., c/o Corporate Secretary, 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056. A stockholder's letter should indicate that he or she is a MAXXAM stockholder. The Corporate Secretary will either (a) distribute such communication to the Board, or a member or members thereof, as appropriate depending upon the facts and circumstances described in the communication received; or (b) determine that the communication should not be forwarded to the Board or any of its members because, in the Secretary's judgment, (i) the communication is primarily commercial in nature and relates to the Company's ordinary business or otherwise relates to matters that are not relevant to the Board; or (ii) the Company's management can adequately handle the stockholder inquiry or request, in which case the inquiry or request will be forwarded to the appropriate individual for action.

Stockholder Proposals for the 2007 Annual Meeting

Proposals which stockholders intend to present at the 2007 annual meeting (other than those submitted for inclusion in the Company's proxy material pursuant to Rule 14a-8 of the proxy rules of the SEC or director nominees) must be received by the Company no later than December 27, 2006, to be presented at the meeting. Proposals pursuant to Rule 14a-8 of the SEC proxy rules must also be received by December 27, 2006 to be eligible for inclusion in the proxy material for that meeting. Finally, stockholder submissions of director nominees must be made to the Company by no later than March 26, 2007 (by delivery or first class mail) to be presented at the meeting. Any such stockholder communications must be sent to the Company's Secretary at its executive offices at 1330 Post Oak Boulevard, Suite 2000, Houston, Texas 77056 via any method which provides evidence of delivery, other than facsimile or any other form of electronic communication.

Pre-Registration Request

If you plan to attend the MAXXAM Inc. Annual Meeting of Stockholders at 8:30 a.m., local time, on Wednesday, May 24, 2006, at Four Oaks Place, First Floor Auditorium, Houston, Texas, you may use this form to pre-register and expedite your admission to the meeting. Should you pre-register, you will only need to supply proof of identification (containing a photograph) to enter the meeting. If you hold your shares of record, please complete and return this form in order to pre-register. If you hold your shares through your broker, bank or other nominee, please complete and return this form accompanied by your brokerage or similar statement (demonstrating that you owned shares of Capital Stock as of the close of business on March 31, 2006). By pre-registering and furnishing proof of identification you will be able to gain admittance to the meeting. You will still need to follow the rules and procedures set forth in the Proxy Statement and at the Annual Meeting in order to vote your shares.

Please return this pre-registration form, together with proof of Capital Stock ownership as of the Record Date, if necessary, by facsimile to (877) 377-1700 before 5:00 p.m., Houston time, on May 19, 2006.

(　) I plan to attend　　*OR*　　(　) I will send my proxy to attend the Company's Annual Meeting of Stockholders on May 24, 2006.

Please print your response to the following:

Name:

Proxy's Name (if applicable):

Street:

City:

State: ZIP Code:

Daytime Telephone Number (including area code):

 Printed on recycled paper.

MAXXAM SAVINGS PLAN

MAXXAM INC.

TO ALL PARTICIPANTS:

A proxy statement setting forth the business to be transacted at the Annual Meeting of Stockholders of MAXXAM Inc. to be held on May 24, 2006 is enclosed.

As a participant in the MAXXAM Savings Plan (the "Plan"), you can give the Trustee confidential instructions as to how you wish to vote the Common Stock of MAXXAM Inc. credited or contingently credited to your account. Through use of this Voting Instruction Form, you are entitled to one vote for each full share of such Common Stock credited to your account as of March 31, 2006. For your information, such shares cannot be voted at the meeting by individual employees because the shares are registered on our stock records in the Trustee's name.

Please exercise your voting rights by indicating your instructions, dating, signing, detaching and sending the Voting Instruction Form to the Trustee under the Plan, using the enclosed envelope.

In order that the Trustee may carry out your instructions, it must receive this information by May 19, 2006. If no instructions are received by that date, the Trustee will not vote your stock.

Those of you who own MAXXAM Inc. Common Stock outside of the Plan will, of course, receive separate proxies for those shares, which may be returned in the usual manner.

Very truly yours,
MAXXAM INC.

John H. Karnes, Chairman
MAXXAM Inc. Savings Plan Investment Committee

Timothy B. Dorsey, Chairman
MAXXAM Inc. Savings Plan Administrative Committee

MAXXAM INC.

Confidential Voting Instructions

These confidential voting instructions are to Fidelity Management Trust Company, as Trustee for the MAXXAM Savings Plan (the "Plan"), and are solicited on behalf of the Board of Directors for the Annual Meeting of Stockholders of MAXXAM Inc. to be held on May 24, 2006.

The undersigned, as a participant of the Plan, hereby directs the Trustee to vote (in person or by proxy) the number of shares of MAXXAM Inc. Common Stock credited to the undersigned's account under the Plan at the Annual Meeting of Stockholders to be held on May 24, 2006, and at any adjournment(s) or postponement(s) thereof, upon all subjects that may properly come before the meeting, including the matters described in the proxy statement furnished herewith, subject to any directions indicated on the reverse side of the card. In the Trustee's discretion, it may vote upon such other matters as may properly come before the meeting.

(Continued and signature required on reverse side)

ANNUAL MEETING OF STOCKHOLDERS OF

MAXXAM INC.

May 24, 2006

Confidential Voting Instructions

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL NOMINEES FOR ELECTION AS DIRECTORS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTORS

NOMINEES:

☐ FOR ALL NOMINEES

- ○ Robert J. Cruikshank   (for term expiring in 2007)
- ○ Stanley D. Rosenberg   (for term expiring in 2007)
- ○ Michael J. Rosenthal   (for term expiring in 2007)
- ○ J. Kent Friedman   (for term expiring in 2009)
- ○ Ezra G. Levin   (for term expiring in 2009)

☐ WITHHOLD AUTHORITY
FOR ALL NOMINEES

☐ FOR ALL EXCEPT
See instructions below)

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT"

and fill in the circle next to each nominee you with to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

2. In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments or postponements thereof, hereby revoking any proxy or proxies hereto given by the undersigned.

Your vote is confidential. The Trustee is directed to vote as specified hereon. If no directions are given, or if this form is not signed and returned, your shares will not be voted. You cannot vote your shares in person at the Annual Meeting; the Trustee is the only one who can vote your shares.

ALTHOUGH THE TRUSTEE TAKES NO STAND, MAXXAM'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL NOMINEES INDICATED HEREON.

Signature of Stockholder _____ Date: _____   Signature of Stockholder _____ Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized

MAXXAM INC.
1330 POST OAK BOULEVARD, SUITE 2000
HOUSTON, TEXAS 77056

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Bernard L. Birkel, M. Emily Madison and John H. Karnes as proxies (each with power to act alone and with power of substitution) to vote as designated below, all shares of Common Stock the undersigned is entitled to vote at the Annual Meeting of Stockholders of MAXXAM Inc. to be held on May 24, 2006, and at any adjournments or postponements thereof.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DESIGNATED BY THE UNDERSIGNED. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED "FOR" THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS INDICATED ON THE REVERSE.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF STOCKHOLDERS OF

MAXXAM INC.

May 24, 2006

Common Stock

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL NOMINEES FOR ELECTION AS DIRECTORS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

---

1. ELECTION OF DIRECTORS

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY
FOR ALL NOMINEES

☐ FOR ALL EXCEPT
See instructions below)

NOMINEES:
○ Robert J. Cruikshank   (for term expiring in 2007)
○ Stanley D. Rosenberg   (for term expiring in 2007)
○ Michael J. Rosenthal   (for term expiring in 2007)
○ J. Kent Friedman   (for term expiring in 2009)
○ Ezra G. Levin   (for term expiring in 2009)

<u>INSTRUCTION:</u> To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT"
and fill in the circle next to each nominee you with to withhold, as shown here: ●

2. In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments or postponements thereof, hereby revoking any proxy or proxies hereto given by the undersigned.

PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. USING THE ENCLOSED ENVELOPE.

To change the address on your account, please check the box at right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

MAXXAM INC.

1330 POST OAK BOULEVARD, SUITE 2000
HOUSTON, TEXAS 77056
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Bernard L. Birkel, M. Emily Madison and John H. Karnes as proxies (each with power to act alone and with power of substitution) to vote as designated below, all shares of Preferred Stock the undersigned is entitled to vote at the Annual Meeting of Stockholders of MAXXAM Inc. to be held on May 24, 2006, and at any adjournments or postponements thereof.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DESIGNATED BY THE UNDERSIGNED. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED "FOR" THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS INDICATED ON THE REVERSE.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF STOCKHOLDERS OF

MAXXAM INC.

May 24, 2006

Preferred Stock

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL NOMINEES FOR ELECTION AS DIRECTORS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

---

1. ELECTION OF DIRECTORS

NOMINEES:
○ J. Kent Friedman (for term expiring in 2009)
○ Ezra G. Levin (for term expiring in 2009)

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY
FOR ALL NOMINEES

☐ FOR ALL EXCEPT
See instructions below)

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT"
and fill in the circle next to each nominee you with to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

2. In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments or postponements thereof, hereby revoking any proxy or proxies hereto given by the undersigned.

PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE.

Signature of Stockholder		Date:		Signature of Stockholder		Date:	

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.